EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended June 30, 2001
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320

Effective Income Tax Rate	0.3884

Complement of Effective Income Tax Rate (1-Tax Rate)	0.6116

Pre-Tax Preferred Dividends	$2,158

FIXED CHARGES:

Interest Expense	$49,885

Amortization of Debt Premium, Discount and Expense	(41)

Interest Component of Rentals	12

Total Fixed Charges	49,856

Pre-tax Preferred Dividends	2,158

Total Fixed Charges and Preferred Stock Dividends	$52,014

EARNINGS:

Net Income	$90,124

Add:

Income Taxes Applicable to Utility Operating Income	61,230

Income Taxes Applicable to Non-Utility Operating Income	33

Income Taxes Applicable to Other Income (Expenses)-Net	(2,912)

Total Fixed Charges	49,856

Total Earnings	$198,331

Ratio of Earnings to Fixed Charges	3.8